UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 15, 2008

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 15, 2008

Print the name and title of the signing officer under his signature.

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

MITSUBISHI INCREASES STAKE IN NORTHERN DYNASTY TO 9.1%

February 15, 2008, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; AMEX: NAK) ("Northern Dynasty" or the "Company"), was advised of a Rule 13d-1(c) filing made by Mitsubishi Corporation on February 14, 2008 with the United States Securities & Exchange Commission, whereby Mitsubishi discloses it has acquired an aggregate of 8,296,108 shares of Northern Dynasty . This brings Mitsubishi's shareholdings in Northern Dynasty to 9.1%. The filing was authorized by Mitsubishi's Senior Vice-President, Division COO Non-Ferrous Metals Division.

For further information about Northern Dynasty, please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Robert A. Dickinson
Chairman

.